

December 30, 2016

Timothy J. Cutt
Chief Executive Officer
Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

> **Re: Cobalt International Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2016**
> **File No. 333-215280**

Dear Mr. Cutt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources